EXHIBIT 4.5
Second Amendment to
Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan
     WHEREAS, Alion Science and Technology Corporation (the “Company”) maintains the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the “Plan”) for the benefit of its employees and employees of other adopting employers, and was last amended and restated as of October 1, 2006; and
     WHEREAS, the Board of Directors of the Company, pursuant to Plan Section 15.1 of the Plan, has delegated authority to amend the Plan to the undersigned officer, provided he determines that the amendment would not materially increase costs of the Plan to the Company or any Adopting Employer.
     NOW, THEREFORE, pursuant to the powers of amendment reserved under Section 15.1 of the Plan, the Plan is hereby amended by the Company by the adoption of the following provisions:
     1. A new Supplement 5 is hereby added, effective as of October 1, 2007, as attached hereto.
     2. A new Exhibit A is hereby added, effective October 1, 2007, as attached hereto.
     IN WITNESS WHEREOF, Alion Science and Technology Corporation has caused this Second Amendment to the Plan to be executed on its behalf by the Chief Executive Officer as of the 24th day of September, 2007.

Alion Science and Technology Corporation
By:
Its: Chief Executive Officer

Supplement No.5
Carmel Applied Technologies, Inc. Profit Sharing 401(k) Plan
1.1	Purpose. The purpose of this Supplement NO.5 is to set forth provisions applicable to individuals who were previously participants in the Carmel Applied Technologies, Inc. Profit Sharing 40 I (k) Plan (the “CATI Plan”) immediately before the acquisition of Cannel Applied Technologies, Inc. by the Company (“Former CATI Participants”) and whose account balances under the CATl Plan were transferred to the Plan on or after October I, 2007 (“CATI Plan Transfer Date”). The provisions of the Plan shall apply to the accounts of such Former CATI Participants which were transferred from the CATI Plan to the Non ESOP Component of the Plan (the “CATI Transfer Account”).

1.2	A Former CATI Participant will become a Participant in the Plan on the CATI Plan Transfer Date unless he or she was already a Participant in the Plan. Except as provided in this Supplement 5, effective as of the CATI Plan Transfer Date, the provisions of the Plan shall apply to the CATI Transfer Accounts.

1.3	A Former CATI Participant may withdraw any portion or all of his or her CATI Transfer Account from the Non ESOP Component on or after attainment of age fifty-nine and one-half (59 1/2).

1.4	A Former CATI Participant may withdraw from the Non ESOP Component any portion of his or her CATI Pre-Tax account (excluding earnings) pursuant to a financial hardship. All such withdrawals must be in accordance with Section 8.1 and 8.3 of the Plan.

1.5	A Former CATI Pat1icipant shall be fully vested in his or her CATI Transfer Account.

1.6	Former CATI Participants shall have a lump sum form of distribution available under the Non-ESOP Component of the Plan and, as of October 1, 2007, annuities and installments are not available as optional forms of benefits for the CATI Transfer Accounts.

Exhibit A
Adopting Employers

Effective Date of
Name	Adoption
Alion Science and Technology Corporation	December 19, 2001

Human Factors Applications, Inc.	December 20, 2002

Washington Consulting, Inc.	February 25, 2006

*Washington Consulting Government Services, Inc.	October 1, 2007

*amended effective October I, 2007

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